Changing the game.

Investor Quarterly
Third Quarter 2013

T··Mobile··®

T-Mobile US, Inc.
Investor Quarterly

T-Mobile US Reports Third Quarter 2013 Results and Leads the Industry in Phone Customer Acquisition for the Second Consecutive Quarter

Adds more than 1.0 million net customers including 648,000 branded postpaid net customer additions

Third Quarter 2013 Highlights Include:

- Total net customer additions of more than 1.0 million

- 672,000 total branded net customer additions with 643,000 branded postpaid phone net additions in Q3 – leading the industry for the second straight quarter
  - Total branded postpaid net additions of 648,000
  - Return to branded prepaid customer growth with 24,000 branded prepaid net customer additions

- Continued low branded postpaid churn of 1.7%

- Adjusted EBITDA of $1.344 billion, up 6.2% quarter-over-quarter on a pro forma combined basis

- Nationwide 4G LTE network coverage with 203 million people covered in 254 metro areas

- Successful execution of major strategic initiatives including:
  - Launched a groundbreaking approach to more frequent phone upgrades with **JUMP!**™
  - Launched **Simple Choice global data**, making "the world your network – at no extra charge" by including global unlimited data and texting in 100+ countries in every Simple Choice plan
  - **Un-leashed Tablets** and revolutionized how customers buy and use tablets with free data for life

- Rapid progress with the integration of MetroPCS – expansion of MetroPCS brand into 15 new markets
  - More than 1.5 million MetroPCS customers on the T-Mobile network
  - Expanding the MetroPCS brand into an additional 15 markets on November 21

- T-Mobile is increasing customer outlook and reaffirming financial guidance for 2013

T-Mobile US, Inc.'s (NYSE: TMUS) results for the third quarter of 2013 were highlighted by positive branded postpaid and prepaid net customer additions, continued strong customer uptake of the Simple Choice rate plan options, the introduction of the industry leading JUMP!™ upgrade program, expanded 4G LTE coverage, and the successful launch of the Apple® iPhone® 5s and iPhone 5c.

Branded Customers

■ Branded postpaid net customer additions totaled 648,000 in the third quarter of 2013, compared to 688,000 net customer additions in the second quarter of 2013 and 492,000 net customer losses in the third quarter of 2012. Of the 648,000 branded postpaid net customer additions, approximately 643,000 were branded postpaid phone net customer additions, compared to 685,000 in the second quarter of 2013. Branded postpaid churn was 1.7% in the third quarter of 2013, up approximately 10 basis points from the 1.6% reported churn in the second quarter of 2013 and down 60 basis points from the 2.3% reported churn in the third quarter of 2012. This represents further improvement over the 50 basis point year-over-year decline in churn reported in the second quarter of 2013.

• Branded postpaid gross customer additions increased 8% compared to the second quarter of 2013 and 64% compared to the third quarter of 2012.

• T-Mobile's branded postpaid churn was seasonally higher than in the second quarter of 2013, but the Company's continued focus on removing customer pain points, improving network quality, and providing a better customer service and sales experience all contributed to another quarter of significantly reduced year-over-year branded postpaid churn.



> **Branded postpaid net customer additions totaled 648,000 in the third quarter of which 643,000 represented phone additions**

■ Branded prepaid net customer additions were 24,000 in the third quarter of 2013, a turnaround from branded prepaid net customer losses in the second quarter of 2013 of 10,000 but down from 365,000 branded prepaid net customer additions in the third quarter of 2012. On a pro forma combined basis branded prepaid net customer losses were 87,000 in the second quarter of 2013, and net customer additions were 53,000 in the third


Branded Churn
Branded Postpaid
Branded Prepaid
6.2%
5.4%
5.0%
2.3%
1.6%
1.7%
3Q12
2Q13
3Q13

Branded postpaid churn was 1.7% in the third quarter of 2013, down 60 basis points from the third quarter of 2012

quarter of 2012. Pro forma combined supplementary operational and financial data is presented in the tables below for comparison purposes. Branded prepaid churn was 5.0% in the third quarter of 2013, down 40 basis points from 5.4% in the second quarter of 2013 and down 120 basis points from 6.2% in the third quarter of 2012.

- Branded prepaid net customer additions continued to be impacted by qualified upgrades of existing branded prepaid customers to branded postpaid Simple Choice plans. These upgrades resulted from the ongoing success of the Un-carrier strategy to offer no annual service contract options to creditworthy customers who have historically purchased prepaid products.
- Branded prepaid gross customer additions increased in part due to the inclusion of a full quarter of MetroPCS customer activity. In addition, the launch of the MetroPCS brand in 15 additional markets, strong adoption of the newly introduced Simple Choice No Credit Family Plan and continued growth of GoSmart Mobile positively impacted branded prepaid gross customer additions.
- Year-over-year, the decrease in branded prepaid net customer additions was the result of higher branded prepaid deactivations and increased customer upgrades to branded postpaid Simple Choice plans. The increase in branded prepaid customer deactivations in the third quarter of 2013 was the result of the inclusion of MetroPCS as part of the branded prepaid customer base. These factors were partially offset by higher branded prepaid gross customer additions.
- MetroPCS customers now comprise 60% of the branded prepaid customer base. Branded prepaid churn for the third quarter of 2013 was impacted positively by the inclusion of MetroPCS customers as they historically have lower rates of churn than T-Mobile's other branded prepaid customer base.

Wholesale

T-Mobile's wholesale customer base, which includes Mobile Virtual Network Operator (MVNO) and Machine to Machine (M2M) customers, increased 351,000 in the third quarter of 2013 compared to wholesale net additions of 452,000 in the second quarter of 2013 and 287,000 in the third quarter of 2012.

- MVNO partners delivered net customer additions of 344,000 in the third quarter of 2013, an increase from 319,000 in the second quarter of 2013 and a significant increase from 119,000 in the third quarter of 2012. The growth in the MVNO customer base was due in part to government subsidized Lifeline programs offered by our MVNO partners along with ongoing growth from new MVNO partnerships that initially launched in the fourth quarter of 2012.
- Our M2M partners offer innovative products and unique service offerings in fields such as fleet management,

usage-based insurance, asset tracking, healthcare, digital signs, and security monitoring. The M2M customer base had net customer additions of 7,000 in the third quarter of 2013, down quarter-over-quarter and year-over-year due to higher deactivations. The total M2M customer base as of the end of the third quarter of 2013 was 3.4 million.

Value and Simple Choice Plans

■ T-Mobile provides affordable wireless communication services nationwide through a variety of service plan options including its Value plans, introduced in 2011, and its Simple Choice plans introduced in March of 2013. Unlike traditional bundled price plans, Value and Simple Choice rate options allow customers to subscribe to wireless service without an annual service contract or the purchase of a handset. Depending on their credit profile, customers are qualified either for postpaid service, where they generally pay after a month of service, or prepaid service, where they generally pay in advance.

■ Customers on T-Mobile's Value and Simple Choice plans benefit from reduced monthly service charges and can choose whether to use a previously owned compatible handset on T-Mobile's network or purchase a handset from T-Mobile or one of its dealers. Qualifying customers who purchase their handset from T-Mobile have the choice of either paying for a handset in full at the point-of-sale or paying a down payment and then financing a portion of the purchase price over a 24-month installment period utilizing our Equipment Installment Plan ("EIP").

■ For each handset sold, T-Mobile's Value and Simple Choice plans result in increased equipment revenue compared to traditional bundled price plans that typically offer a handset discount but involve higher service charges. When compared to bundled equipment and service plans, monthly service revenues from customers of T-Mobile's Value and Simple Choice plans are lower over the service period with a corresponding adverse impact on EBITDA during that period, while equipment sales to customers of Value and Simple Choice plans result in increased EBITDA during the period of equipment sale.

■ In the third quarter of 2013, Value and Simple Choice customers accounted for 74% of the branded postpaid gross customer additions, down slightly from 77% in the second quarter of 2013. A change in the product mix sold, specifically due to Wal-Mart Family Mobile, was the key driver in the lower ratio of Value and Simple Choice gross customer additions in the third quarter of 2013. At the end of the third quarter of 2013, 61% of the branded postpaid customer base was on a Value or Simple Choice plan, an increase from 50% at the end of the second quarter of 2013 and 23% at the end of the third quarter of 2012.

■ T-Mobile financed $1.0 billion of equipment sales revenue on EIP during the third quarter of 2013, an increase from $811 million in the second quarter of 2013 and $235 million in the third quarter of 2012.

61% of the branded postpaid customer base was on a Value or Simple Choice plan at the end of the third quarter of 2013, up substantially year-over-year



Installment Receivables and
% Value/Simple Choice Plans

■ Total Installment Receivables (billions)
— % of Base on Value/SC Plans

- Customers on Value and Simple Choice plans had associated EIP billings of $435 million in the third quarter of 2013, compared to $314 million in the second quarter of 2013 and $125 million in the third quarter of 2012.

- Total EIP receivables, net of allowances for credit losses, were $1.9 billion at the end of the third quarter of 2013 compared to $1.3 billion at the end of the second quarter of 2013 and $486 million at the end of the third quarter of 2012.

- In July 2013, T-Mobile launched JUMP!, a handset upgrade program that provides customers the ability to up-grade their eligible phone, up to twice a year following completion of an initial six-month enrollment period. The $10 monthly JUMP! fee, which includes comprehensive handset insurance, is accounted for as service revenue. T-Mobile already has more than 2.2 million JUMP! net enrollments.

- To participate in the JUMP! program, a customer must finance the initial purchase of a handset using the EIP pro-gram. Upon trade-in, the customer will receive a credit equal to the amount of the outstanding EIP balance, pro-vided they trade in an eligible used handset in good working condition to purchase a new handset from T-Mobile. At the initial purchase and at the time of program upgrades, the Company defers a portion of the equipment sale revenues, which represents the estimated present value of the difference between the outstanding EIP balance and the value of the trade-in phone.

Revenues

- Service revenues were $5.1 billion in the third quarter of 2013, up 8% from the second quarter of 2013 and 21% from the third quarter of 2012.

  - Sequentially and year-over-year, service revenues increased primarily due to the inclusion of approximately $1.1 billion of MetroPCS service revenues for the third quarter of 2013 compared to $723 million included for the second quarter of 2013.

  - Excluding MetroPCS, service revenues increased slightly on a sequential basis due to growth of branded postpaid and prepaid customers. Year-over-year, excluding MetroPCS, service revenue decreased due pri-marily to increased adoption of the new Simple Choice plans, which have lower monthly service charges.

- Equipment revenues for the third quarter of 2013 were $1.5 billion, up from $1.4 billion in the second quarter of 2013, and up from $554 million in the third quarter of 2012.

  - Sequentially and year-over-year, the increases were primarily attributable to growth in the number of handsets sold. This was driven by ongoing sales of Apple iPhone 5, the Samsung® Galaxy® S4 and the initial market

Total and service revenues continue to grow due to the acquisition of MetroPCS and postpaid customer growth



Revenues
(in billions)

- Service revenues
- Equip/Other revenues
- Total revenues

	3Q12	2Q13	3Q13
Total revenues	$4.9	$6.2	$6.7
Equip/Other revenues	$0.6	$1.5	$1.6
Service revenues	$4.3	$4.8	$5.1



Upgrade Rate and Smartphones Sales

- Smartphone sales (millions)
- Upgrade Rate

| | 3Q12 | 2Q13 | 3Q13 |

6% · 10% · 9%

2.3 · 4.3 · 5.6

Sales of 3G/4G smartphones were 5.6 million units in the third quarter of 2013, up from 4.3 million units in the prior quarter

launch of iPhone 5s and iPhone 5c in the third quarter of 2013. Sales of 3G/4G smartphones, including branded postpaid and branded prepaid, were 5.6 million units in the third quarter of 2013, up from 4.3 million units in the prior quarter and 2.3 million units sold in the third quarter of 2012. Smartphone sales accounted for 88% of units sold and 98% of handset sales revenues in the third quarter of 2013, up from 86% of units sold and 98% of handset sales revenues in the prior quarter and 77% of units sold and 94% of handset sales revenues in the third quarter of 2012. The inclusion of MetroPCS operating results contributed approximately $200 million of equipment sales in the third quarter of 2013 and approximately $70 million in the second quarter of 2013. Year-over-year increases in equipment revenues were also driven by growth in the sales of higher revenue smartphones and a higher proportion of customers choosing the Simple Choice plan for which T-Mobile does not include a bundled sale of a discounted handset.

- Total revenues, including service, equipment sales, and other revenues, were $6.7 billion in the third quarter of 2013, up from $6.2 billion in the second quarter of 2013 and up from $4.9 billion in the third quarter of 2012.

  - Sequentially and year-over-year, total revenues increased due to the inclusion of approximately $1.3 billion of MetroPCS revenues for the third quarter of 2013 compared to approximately $800 million for the months of May and June 2013. Excluding MetroPCS, total revenues were flat compared to the second quarter of 2013 and up 11% compared to the third quarter of 2012. The year-over-year increase was primarily due to higher equipment sales partially offset by lower service revenues. Branded postpaid revenues were negatively impacted by the growth of customers on Value and Simple Choice rate plans which generate lower Average Revenue Per User ("ARPU") than customers on other traditional branded postpaid rate plans.

Adjusted EBITDA

- T-Mobile reported Adjusted EBITDA of $1.3 billion in the third quarter of 2013, up 20% from the second quarter of 2013 and up 10% from the third quarter of 2012.

  - Adjusted EBITDA excludes certain non-recurring expenses as presented in more detail in the Adjusted EBITDA non-GAAP reconciliation included later in the Investor Quarterly. The inclusion of MetroPCS results for the third quarter of 2013 increased revenues and operating expenses in 2013, contributing approximately $400 million in Adjusted EBITDA compared to approximately $200 million in the second quarter of 2013.

  - Sequentially, excluding MetroPCS impacts, Adjusted EBITDA increased slightly as a result of lower operating expenses, notably a decrease in commissions and promotional activity.

Adjusted EBITDA margin improved to 26% from 24% in the second quarter of 2013

- Year-over-year, excluding MetroPCS results, Adjusted EBITDA decreased primarily as a result of lower service revenues.

- Adjusted EBITDA margin was 26% in the third quarter of 2013, up from 24% in the second quarter of 2013 and down from 29% in the third quarter of 2012.



Adjusted EBITDA Margin and Adjusted EBITDA

Operating Expenses

■ Total operating expenses were $6.4 billion in the third quarter of 2013, including MetroPCS operating expenses of approximately $1.1 billion and transaction and integration costs associated with the business combination of T-Mobile USA and MetroPCS. Excluding MetroPCS results, non-recurring items and stock based compensation, total operating expenses in the third quarter of 2013 were down slightly from the second quarter of 2013, but up 17% from the third quarter of 2012.

- Cost of equipment sales in the third quarter of 2013 was $2.0 billion, a slight increase from $1.9 billion in the second quarter of 2013 and up from $866 million in the third quarter of 2012. Sequentially, the increase in cost of equipment sales was attributable to the increase in the volume of handsets sold during the third quarter of 2013, driven by sales of popular devices and the successful execution of sales promotions. In addition, incremental cost of equipment sales were recognized as a result of expanded distribution from the MetroPCS transaction. In the third quarter of 2013, MetroPCS contributed approximately $350 million in cost of equipment sales compared to $204 million in the second quarter of 2013. Year-over-year, excluding MetroPCS results, the increase in cost of equipment sales was primarily attributable to the significant increase in the volume of handsets sold during the third quarter of 2013.

  – In the third quarter of 2013, the rate of branded postpaid customers upgrading their handset decreased slightly to approximately 9% from approximately 10% in the second quarter of 2013, but increased from approximately 6% in the third quarter of 2012.

- Network expenses of $1.4 billion in the third quarter of 2013 increased 9% from the second quarter of 2013 and increased 27% from the third quarter of 2012. The sequential and year-over-year increase was primarily attributable to the inclusion of MetroPCS network expenses of approximately $300 million in the third quarter of 2013 compared to $216 million for the months of May and June 2013. Excluding MetroPCS operating results, network costs were slightly higher than the second quarter of 2013 but slightly lower than the third quarter of 2012.

- Customer acquisition expenses in the third quarter of 2013 of $1.0 billion increased 1% from the second quarter of 2013 and increased 26% from the third quarter of 2012. Sequentially, customer acquisition costs increased by approximately $55 million due to the inclusion of MetroPCS for the entire third quarter of 2013.

This increase was offset by lower commissions and promotional costs for the quarter. Year-over-year, approximately $150 million of the increase in customer acquisition expenses was attributable to the inclusion of operating results of MetroPCS for the entire third quarter of 2013. The remaining increase was attributable to increased commission costs driven by higher sales volumes and higher employee-related expenses offset by lower promotional expenses.

- General and administrative expenses of $894 million in the third quarter of 2013 increased 9% from the second quarter of 2013 and increased 6% from the third quarter of 2012. Sequentially, the increase in general and administrative expenses of 9% or $75 million was driven primarily by higher employee-related expenses, including stock-based compensation, and increased bad debt expense. Year-over-year, the operating results of MetroPCS contributed approximately $75 million to the increase in general and administrative expenses. Excluding the increase related to MetroPCS, general and administrative expenses decreased year-over-year due primarily to lower bad debt expense. Bad debt expense for the third quarter of 2013 was $120 million, a decrease of 32% or $56 million from the third quarter of 2012, and up from $96 million in the second quarter of 2013. The year-over-year decrease was driven by the improved credit quality of T-Mobile's customer portfolio and lower churn.

- Depreciation and amortization expenses of $987 million in the third quarter of 2013 rose 11% sequentially, and 20% from the third quarter of 2012. Sequentially, depreciation and amortization expense increased by approximately $60 million due to the inclusion of MetroPCS for the entire quarter, but excluding MetroPCS results, depreciation and amortization remained flat. Year-over-year, depreciation and amortization expenses increased by $162 million, of which, approximately $200 million related to the inclusion of MetroPCS for the entire third quarter of 2013. Excluding MetroPCS results, the decrease reflects increased depreciation expense in 2012 as a result of the shortening of the useful lives of certain network equipment to be replaced in connection with network modernization efforts.

Capital Expenditures

■ Cash capital expenditures for property and equipment were $1.0 billion in the third quarter of 2013, down slightly from the second quarter of 2013 but 42% higher compared to the third quarter of 2012. Cash capital expenditures continue to reflect T-Mobile's continued investment in network modernization and 4G LTE deployment.

- T-Mobile has now launched 4G LTE in 254 metropolitan areas, covering 203 million people, including 94 of the top 100 markets in the United States.

- T-Mobile's 4G HSPA+ network is now available to 229 million people nationwide.



Cash Capital Expenditures
(in Billions)

$0.7 $1.1 $1.0

3Q12   2Q13   3Q13

Cash capital expenditures for property and equipment were $1.0 billion in the third quarter of 2013 or 20% of third quarter service revenues of $5.1B

There are now more than 1.5 million MetroPCS customers using the 4G HSPA+ network.

- In October 2013, T-Mobile paid $308 million to U.S. Cellular for the acquisition of certain Advanced Wireless Services spectrum.

ARPU

■ Branded postpaid ARPU was $52.20 in the third quarter of 2013, down from $53.60 in the second quarter of 2013 and $56.59 in the third quarter of 2012.

- Sequentially and year-over-year, branded postpaid ARPU decreased due primarily to the rapid migration in T-Mobile's customer base to Value and Simple Choice rate plans. This was offset in part by increased data revenues due to higher data plan attachment rates.

- At the end of the third quarter of 2013, 77% of the total branded postpaid customer base used 3G/4G smartphones versus 72% in the second quarter of 2013 and 57% in the third quarter of 2012. There were 16.5 million 3G/4G postpaid smartphones on the T-Mobile network at the end of the third quarter of 2013, compared to 15.0 million at the end of the second quarter of 2013 and 11.8 million at the end of the third quarter of 2012.

■ Branded prepaid ARPU was $35.71 in the third quarter of 2013, an increase of 3% from the second quarter of 2013 and up 31% from the third quarter of 2012.

- Sequentially and year-over-year, the ARPU increase was primarily due to the inclusion of the MetroPCS customer base, which generates higher ARPU than T-Mobile's other branded prepaid customers, as well as growth in monthly prepaid service plans that include data services and which have higher ARPU than other T-Mobile pay-as-you-go prepaid plans.

- At the end of the third quarter of 2013, total 3G/4G smartphones used by branded prepaid customers accounted for 11.9 million or 80% of total branded prepaid customers, an increase from 77%, or 11.4 million in the second quarter of 2013.

Branded postpaid ARPU impacted by customer adoption of Simple Choice plans. Prepaid ARPU helped by acquisition of MetroPCS.



Branded Cost Per Gross Addition

■ Branded Cost Per Gross Addition ("CPGA") for the third quarter of 2013 was $307 compared to $326 for the second quarter of 2013 and $382 for the third quarter of 2012.

• Sequentially and year-over-year, branded CPGA was lower in the third quarter of 2013 due to lower commissions and promotional expenses and fixed acquisition cost leverage from increased gross customer additions. The year-over-year decrease was partially offset by an increase in the loss on equipment sales related to higher per unit costs and an increasing mix of higher cost smartphones being sold.

Branded Cost Per Gross Addition ("CPGA") for the third quarter of 2013 was $307, down 6% from the second quarter of 2013



Branded Cost Per User

■ Branded Cost Per User ("CPU") was $25 for the third quarter of 2013, down from $26 for the second quarter of 2013 and $28 for the third quarter of 2012.

• Year-over-year, the decrease in branded CPU was primarily attributable to operating costs being applied over greater average branded customers due to organic growth and the acquisition of MetroPCS customers. Additionally, operating costs increased in 2013 but at a lesser rate than the increase in average branded customers.

For more details on T-Mobile's third quarter of 2013 financial results please visit T-Mobile US, Inc.'s Investor Relations website at http://investor.T-Mobile.com

T-Mobile US, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

(in millions, except share and per share amounts)	September 30, 2013		December 31, 2012	
Assets				
Current assets				
Cash and cash equivalents	$	2,365	$	394
Accounts receivable, net of allowances for uncollectible accounts of $330 and $289		3,370		2,678
Accounts receivable from affiliates		19		682
Inventory		761		457
Current portion of deferred tax assets, net		773		655
Other current assets		676		675
Total current assets		7,964		5,541
Property and equipment, net of accumulated depreciation of $19,320 and $17,744		15,370		12,807
Goodwill		1,683		—
Spectrum licenses		18,414		14,550
Other intangible assets, net of accumulated amortization of $404 and $243		1,297		79
Investments in unconsolidated affiliates		55		63
Long-term investments		36		31
Other assets		948		551
Total assets	$	45,767	$	33,622
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	4,324	$	3,475
Current payables to affiliates		305		1,619
Short-term debt		195		—
Deferred revenue		447		290
Other current liabilities		243		208
Total current liabilities		5,514		5,592
Long-term payables to affiliates		11,200		13,655
Long-term debt		6,761		—
Long-term financial obligation		2,488		2,461
Deferred tax liabilities		4,695		3,618
Deferred rents		2,062		1,884
Other long-term liabilities		632		297
Total long-term liabilities		27,838		21,915
Commitments and contingencies				
Stockholders' equity				
Preferred stock, par value $0.00001 per share, 100,000,000 shares authorized; no shares issued and outstanding		—		—
Common stock, par value $0.00001 per share, 1,000,000,000 shares authorized; 729,526,906 and 535,286,077 shares issued, 728,144,401 and 535,286,077 shares outstanding		—		—
Additional paid-in capital		35,481		29,197
Treasury stock, at cost, 1,382,505 and 0 shares issued		—		—
Accumulated other comprehensive income		2		41
Accumulated deficit		(23,068)		(23,123)
Total stockholders' equity		12,415		6,115
Total liabilities and stockholders' equity	$	45,767	$	33,622

T-Mobile US, Inc.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

	Three Months Ended		
(in millions)	September 30, 2013	June 30, 2013	September 30, 2012
Revenues			
Branded postpaid revenues	$ 3,302	$ 3,284	$ 3,571
Branded prepaid revenues	1,594	1,242	450
Total branded revenues	4,896	4,526	4,021
Wholesale revenues	157	143	134
Roaming and other service revenues	85	87	106
Total service revenues	5,138	4,756	4,261
Equipment sales	1,467	1,379	554
Other revenues	83	93	78
Total revenues	6,688	6,228	4,893
Operating expenses			
Network costs	1,444	1,327	1,141
Cost of equipment sales	2,015	1,936	866
Customer acquisition	1,039	1,028	823
General and administrative	894	819	840
Depreciation and amortization	987	888	825
MetroPCS transaction and integration costs	12	26	—
Impairment charges	—	—	8,134
Restructuring costs	—	23	36
Other, net	—	—	(179)
Total operating expenses	6,391	6,047	12,486
Operating income (loss)	297	181	(7,593)
Other income (expense)			
Interest expense to affiliates	(183)	(225)	(165)
Interest expense	(151)	(109)	—
Interest income	50	40	20
Other income (expense), net	(7)	118	15
Total other expense, net	(291)	(176)	(130)
Income (loss) before income taxes	6	5	(7,723)
Income tax expense	42	21	12
Net income (loss)	(36)	(16)	(7,735)
Other comprehensive income (loss), net of tax:			
Net gain on cross currency interest rate swaps, net of tax effect of $0, $39 and $36, respectively	—	66	60
Net gain (loss) on foreign currency translation, net of tax effect of $0, ($62) and ($22), respectively	—	(104)	(37)
Unrealized gain on available-for-sale securities, net of tax effect of $0, $0 and $0, respectively	—	—	1
Other comprehensive income (loss), net of tax	—	(38)	24
Total comprehensive income (loss)	$ (36)	$ (54)	$ (7,711)

T-Mobile US, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

(in millions)	Three Months Ended		
	September 30, 2013	June 30, 2013	September 30, 2012
Operating activities			
Net cash provided by operating activities	$ 826	$ 806	$ 798
Investing activities			
Purchases of property and equipment	(1,017)	(1,050)	(717)
Purchases of intangible assets	(1)	(2)	(369)
Short term affiliate loan receivable, net	—	25	280
Cash and cash equivalents acquired in MetroPCS business combination	—	2,144	—
Change in restricted cash equivalents	(100)	—	—
Investments in unconsolidated affiliates, net	(22)	—	16
Other, net	10	(1)	—
Net cash provided by (used in) investing activities	(1,130)	1,116	(790)
Financing activities			
Proceeds from issuance of long-term debt	498	—	—
Repayments of short-term debt for purchases of property and equipment	(194)	—	—
Repayments related to a variable interest entity	(40)	(40)	—
Distribution to affiliate as a result of debt recapitalization	—	(41)	—
Proceeds from exercise of stock options	44	72	—
Excess tax benefit from stock-based compensation	1	3	—
Other, net	(2)	(3)	(1)
Net cash provided by (used in) financing activities	307	(9)	(1)
Change in cash and cash equivalents	3	1,913	7
Cash and cash equivalents			
Beginning of period	2,362	449	423
End of period	$ 2,365	$ 2,362	$ 430

T-Mobile US, Inc. Supplementary Operating and Financial Data

(in thousands, except for churn)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
Branded postpaid customers	21,857	21,300	20,809	20,293	20,094	20,783	21,430
Branded prepaid customers	5,068	5,295	5,659	5,826	6,028	14,935	14,960
Total branded customers	26,925	26,595	26,468	26,119	26,122	35,718	36,390
M2M customers	2,691	2,786	2,954	3,090	3,290	3,423	3,430
MVNO customers	3,756	3,787	3,905	4,180	4,556	4,875	5,219
Total wholesale customers	6,448	6,573	6,859	7,270	7,846	8,298	8,649
Customers, end of period	33,373	33,168	33,327	33,389	33,968	44,016	45,039
Branded postpaid net customer additions (losses)	(510)	(557)	(492)	(515)	(199)	688	648
Branded prepaid net customer additions (losses)	249	227	365	166	202	(10)	24
Total branded net customer additions (losses)	(262)	(330)	(127)	(349)	3	678	672
M2M net customer additions	262	95	168	135	200	133	7
MVNO net customer additions	187	30	119	275	376	319	344
Total wholesale net customer additions	449	125	287	410	576	452	351
Net customer additions (losses)	187	(205)	160	61	579	1,130	1,023
Branded postpaid churn	2.5%	2.1%	2.3%	2.5%	1.9%	1.6%	1.7%
Branded prepaid churn	6.4%	6.0%	6.2%	7.0%	7.0%	5.4%	5.0%
Branded churn	3.2%	2.9%	3.1%	3.5%	3.1%	3.0%	3.1%

(in millions, except for ARPU, CPGA, CPU, Smartphone sales rate and Upgrade Rate)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
Service revenues	$4,444	$4,381	$4,261	$4,127	$4,005	$4,756	$5,138
Total revenues	$5,034	$4,883	$4,893	$4,909	$4,677	$6,228	$6,688
Adjusted EBITDA	$1,274	$1,338	$1,226	$1,048	$1,178	$1,124	$1,344
Adjusted EBITDA margin	29%	31%	29%	25%	29%	24%	26%
Net Income	$200	$207	$(7,735)	$(8)	$107	$(16)	$(36)
Cash Capex - Property & Equipment	$747	$539	$717	$898	$1,076	$1,050	$1,017
ARPU (branded postpaid)	$57.68	$57.35	$56.59	$55.47	$54.07	$53.60	$52.20
ARPU (branded prepaid)	$25.39	$26.81	$27.35	$27.69	$28.25	$34.78	$35.71
ARPU (total branded)	$51.76	$51.45	$50.55	$49.43	$48.18	$46.67	$45.38
Branded CPGA	$367	$420	$382	$411	$341	$326	$307
Branded CPU	$29	$28	$28	$28	$26	$26	$25
Smartphone sales volume	2.5	2.1	2.3	2.8	2.2	4.3	5.6
Smartphone sales rate	73%	71%	77%	79%	75%	86%	88%
Branded postpaid handset upgrade rate	5%	6%	6%	6%	5%	10%	9%

Note: Certain customer numbers may not add due to rounding.

T-MOBILE US, Inc.
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(Unaudited)

This Investor Quarterly includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations for the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below.

Adjusted EBITDA is reconciled to net income (loss) as follows:

(in millions)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
Calculation of Adjusted EBITDA:							
Net income (loss)	$ 200	$ 207	$ (7,735)	$ (8)	$ 107	$ (16)	$ (36)
Adjustments:							
Interest expense to affiliates	171	151	165	174	178	225	183
Interest expense	—	—	—	—	51	109	151
Interest income	(15)	(18)	(20)	(24)	(35)	(40)	(50)
Other (income) expense, net	16	(23)	(15)	27	6	(118)	7
Income tax expense	125	135	12	78	72	21	42
Operating income (loss)	497	452	(7,593)	247	379	181	297
Depreciation and amortization	747	819	825	796	755	888	987
Impairment charge	—	—	8,134	—	—	—	—
MetroPCS transaction and integration costs	—	—	—	7	13	26	12
Restructuring costs	6	48	36	(5)	31	23	—
Stock-based compensation	—	—	—	—	—	6	48
Other, net [(1)]	24	19	(176)	3	—	—	—
Adjusted EBITDA	$ 1,274	$ 1,338	$ 1,226	$ 1,048	$ 1,178	$ 1,124	$ 1,344
Adjusted EBITDA of MetroPCS [(2)]	262	477	466	307	291	141	—
Pro Forma Combined Adjusted EBITDA	$ 1,536	$ 1,815	$ 1,692	$ 1,355	$ 1,469	$ 1,265	$ 1,344

(1) Other, net for the year ended December 31, 2012 represents transaction-related retention costs from the terminated AT&T acquisition of T-Mobile USA, Inc., gains/losses on intangible assets, and other material transactions. Other, net transactions may not agree in total to the other, net classification in the Consolidated Statements of Comprehensive Income due to certain routine operating activities that are not excluded from Adjusted EBITDA.

(2) The Adjusted EBITDA of MetroPCS for Q2 2013 reflects the Adjusted EBITDA of MetroPCS for April 2013 and is included for informational purposes to allow for a comparison of T-Mobile's Adjusted EBITDA for periods following the completion of the business combination of T-Mobile USA and MetroPCS to pro forma combined Adjusted EBITDA for periods prior to the completion of the business combination. For Q1 2013 and earlier periods the Adjusted EBITDA of MetroPCS reflects the amounts previously reported by MetroPCS.

The following schedule reflects the Branded CPGA calculation and provides a reconciliation of cost of acquiring branded customers used for the Branded CPGA calculation to customer acquisition costs reported in our condensed consolidated statements of comprehensive income:

(in millions, except gross customer additions and CPGA)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
Calculation of CPGA:							
Customer acquisition expenses	$ 749	$ 751	$ 823	$ 963	$ 737	$ 1,028	$ 1,039
Add: Loss on equipment sales							
Equipment sales	(535)	(435)	(554)	(718)	(606)	(1,379)	(1,467)
Cost of equipment sales	845	745	866	981	886	1,936	2,015
Total loss on equipment sales	310	310	312	263	280	557	548
Less: Loss on equipment sales related to customer retention	(203)	(228)	(232)	(240)	(195)	(415)	(363)
Loss on equipment sales related to customer acquisition	107	82	80	23	85	142	185
Cost of acquiring new branded customers	$ 856	$ 833	$ 903	$ 986	$ 822	$ 1,170	$ 1,224
Divided by: Gross branded customer additions (in thousands)	2,334	1,985	2,365	2,399	2,411	3,590	3,989
Branded CPGA	$ 367	$ 420	$ 382	$ 411	$ 341	$ 326	$ 307

The following schedule reflects the Branded CPU calculation and provides a reconciliation of the cost of serving customers used for the Branded CPU calculation to total network costs plus general and administrative costs reported in our condensed consolidated statements of comprehensive income:

(in millions, except average number of customers and CPU)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
Calculation of CPU:							
Network costs	$ 1,196	$ 1,178	$ 1,141	$ 1,146	$ 1,109	$ 1,327	$ 1,444
Add: General and administrative expenses	970	871	840	829	769	819	894
Add: Loss on equipment sales related to customer retention	203	228	232	240	195	415	363
Total cost of serving customers	$ 2,369	$ 2,277	$ 2,213	$ 2,215	$ 2,073	$ 2,561	$ 2,701
Divided by: Average number of branded customers (in thousands)	27,038	26,736	26,517	26,234	26,053	32,327	35,961
Branded CPU	$ 29	$ 28	$ 28	$ 28	$ 26	$ 26	$ 25

Pro Forma Combined Results

The following pages contain certain pro forma combined financial and other operating data presented solely for informational purposes to provide comparative customer and financial trends for the combined company resulting from the combination of T-Mobile USA and MetroPCS. The pro forma combined amounts were created by combining certain financial results and other operating data of the individual entities for the relevant periods. The pro forma combined financial data have not been determined in accordance with the requirements of Article 11 of Regulation S-X.

T-Mobile US, Inc. Supplementary Pro Forma Combined Operating and Financial Data

(in thousands, except for churn)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
Branded postpaid customers	21,857	21,300	20,809	20,293	20,094	20,783	21,430
Branded prepaid customers	14,546	14,587	14,639	14,713	15,023	14,935	14,960
Total branded customers	36,403	35,887	35,448	35,006	35,117	35,718	36,390
M2M customers	2,691	2,786	2,954	3,090	3,290	3,423	3,430
MVNO customers	3,756	3,787	3,905	4,180	4,556	4,875	5,219
Total wholesale customers	6,448	6,573	6,859	7,270	7,846	8,298	8,649
Customers, end of period	42,851	42,460	42,307	42,276	42,963	44,016	45,039
Branded postpaid net customer additions (losses)	(510)	(557)	(492)	(515)	(199)	688	648
Branded prepaid net customer additions (losses)	381	41	53	73	310	(87)	24
Total branded net customer additions (losses)	(129)	(516)	(439)	(442)	111	601	672
M2M net customer additions	262	95	168	135	200	133	7
MVNO net customer additions	187	30	119	275	376	319	344
Total wholesale net customer additions	449	125	287	410	576	452	351
Net customer additions (losses)	318	(391)	(152)	(32)	687	1,053	1,023
Branded postpaid churn	2.5%	2.1%	2.3%	2.5%	1.9%	1.6%	1.7%
Branded prepaid churn	4.2%	4.3%	4.6%	4.9%	4.4%	4.9%	5.0%
Branded churn	3.1%	3.0%	3.2%	3.5%	3.0%	3.0%	3.1%

(in millions, except for ARPU, CPGA, CPU, Smartphone sales rate and Upgrade Rate)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
Service revenues	$5,603	$5,540	$5,383	$5,227	$5,106	$5,122	$5,138
Thereof, branded postpaid revenues	$3,821	$3,713	$3,571	$3,416	$3,263	$3,284	$3,302
Thereof, branded prepaid revenues	$1,536	$1,573	$1,572	$1,574	$1,604	$1,608	$1,594
Total revenues	$6,311	$6,164	$6,152	$6,193	$5,964	$6,651	$6,688
Adjusted EBITDA	$1,536	$1,815	$1,692	$1,355	$1,469	$1,265	$1,344
Adjusted EBITDA margin	27%	33%	31%	26%	29%	25%	26%
Cash Capex - Property & Equipment	$891	$721	$979	$1,156	$1,230	$1,111	$1,017
ARPU (branded postpaid)	$57.68	$57.35	$56.59	$55.47	$54.07	$53.60	$52.20
ARPU (branded prepaid)	$35.32	$35.72	$35.57	$35.71	$35.87	$35.97	$35.71
ARPU (total branded)	$48.87	$48.64	$47.97	$47.26	$46.35	$46.17	$45.38
Branded CPGA	$333	$361	$346	$368	$319	$332	$307
Branded CPU	$28	$26	$25	$27	$25	$26	$25

All historical and current porting activity between the T-Mobile and MetroPCS brands has been removed from deactivations and treated as migration activity between brands/products, consistent with the treatment of the combined business. The effect of this treatment lowers the churn rates for both branded postpaid and branded prepaid customer bases.

2013 Outlook Guidance

See earnings press release for guidance on 2013 performance.

Pro Forma Combined Reconciliations

(in millions)	Q1 2012		Q2 2012		Q3 2012		Q4 2012		Q1 2013		Q2 2013		Q3 2013	
Service Revenues														
T-Mobile [1]	$	4,444	$	4,381	$	4,261	$	4,127	$	4,005	$	4,756	$	5,138
MetroPCS		1,159		1,159		1,122		1,100		1,101		366		—
Total service revenues	$	5,603	$	5,540	$	5,383	$	5,227	$	5,106	$	5,122	$	5,138
Branded Revenues														
T-Mobile [1]	$	4,198	$	4,127	$	4,021	$	3,890	$	3,766	$	4,526	$	4,896
MetroPCS		1,159		1,159		1,122		1,100		1,101		366		—
Total branded revenues	$	5,357	$	5,286	$	5,143	$	4,990	$	4,867	$	4,892	$	4,896
Branded Prepaid Revenues														
T-Mobile [1]	$	377	$	414	$	450	$	474	$	503	$	1,242	$	1,594
MetroPCS		1,159		1,159		1,122		1,100		1,101		366		—
Total branded prepaid revenues	$	1,536	$	1,573	$	1,572	$	1,574	$	1,604	$	1,608	$	1,594
Total Revenues														
T-Mobile [1]	$	5,034	$	4,883	$	4,893	$	4,909	$	4,677	$	6,228	$	6,688
MetroPCS		1,277		1,281		1,259		1,284		1,287		423		—
Total revenues	$	6,311	$	6,164	$	6,152	$	6,193	$	5,964	$	6,651	$	6,688

(in millions)	Q1 2012		Q2 2012		Q3 2012		Q4 2012		Q1 2013		Q2 2013		Q3 2013	
Cash Capex - Property and Equipment														
T-Mobile [1]		747		539		717		898		1,076		1,050		1,017
MetroPCS		144		182		262		258		154		61		—
Total Cash Capex - Property and Equipment	$	891	$	721	$	979	$	1,156	$	1,230	$	1,111	$	1,017

(1) The second quarter of 2013 represents the results for T-Mobile USA for April, 2013 and the results for T-Mobile USA and MetroPCS on a combined basis for May and June 2013, as the business combination was completed on April 30, 2013.

Forward-Looking Statements

This Investor Quarterly includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Any statements made herein that are not statements of historical fact, including statements about T-Mobile US, Inc.'s plans, outlook, beliefs, opinion, projections, guidance, strategy, integration of MetroPCS, expected network modernization and other advancements, are forward-looking statements. Generally, forward-looking statements may be identified by words such as "anticipate," "expect," "suggests," "plan," "project," "believe," "intend," "estimates," "targets," "views," "may," "will," "forecast," and other similar expressions. The forward-looking statements speak only as of the date made, are based on current assumptions and expectations, and involve a number of risks and uncertainties. Important factors that could affect future results and cause those results to differ materially from those expressed in the forward-looking statements include, among others, the following: our ability to compete in the highly competitive U.S. wireless telecommunications industry; adverse conditions in the U.S. and international economies and markets; significant capital commitments and the capital expenditures required to effect our business plan; our ability to adapt to future changes in technology, enhance existing offerings, and introduce new offerings to address customers' changing demands; changes in legal and regulatory requirements, including any change or increase in restrictions on our ability to operate our network; our ability to successfully maintain and improve our network, and the possibility of incurring additional costs in doing so; major equipment failures; severe weather conditions or other force majeure events; and other risks described in our filings with the Securities and Exchange Commission, including those described in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013. You should not place undue reliance on these forward-looking statements. We do not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About T-Mobile US, Inc.

As America's Un-carrier, T-Mobile US, Inc. (NYSE: "TMUS") is redefining the way consumers and businesses buy wireless services through

leading product and service innovation. The Company's advanced nationwide 4G and 4G LTE network delivers outstanding wireless experiences

for customers who are unwilling to compromise on quality and value. Based in Bellevue, Wash., T-Mobile US, Inc. provides services through its

subsidiaries and operates its flagship brands, T-Mobile and MetroPCS. It currently serves approximately 45 million wireless subscribers and

provides products and services through 70,000 points of distribution. For more information, please visit: http://www.T-Mobile.com.

Press Contact:

Media Relations

T-Mobile US, Inc.

mediarelations@t-mobile.com

http://newsroom.t-mobile.com

Investor Relations Contact:

Nils Paellmann

T-Mobile US, Inc.

877-281-TMUS or 212-358-3210

investor.relations@t-mobile.com

http://investor.t-mobile.com

Definitions of Terms

Since all companies do not calculate these figures in the same manner, the information contained in this Investor Quarterly may not be comparable to similarly titled measures reported by other companies.

1. A customer is generally defined as a SIM card with a unique T-Mobile mobile identity number which generates revenue. Branded postpaid customers generally include customers that are qualified to pay after incurring a month of service whether on a service contract or not, and branded prepaid customers include customers who generally pay in advance. Wholesale customers include Machine-to-Machine ("M2M") and Mobile Virtual Network Operator ("MVNO") customers that operate on the T-Mobile network, but are managed by wholesale partners.

2. Churn is defined as the number of customers whose service was discontinued as a percentage of the average number of customers during the specified period, rounded to the tenth percentage. We believe that churn, which is a measure of customer retention and loyalty, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

3. Average Revenue Per User ("ARPU") represents the average monthly service revenue earned from customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period and rounding to the nearest dollar. We believe ARPU provides management with useful information to evaluate the revenues generated from our customer base.

    Service revenues include postpaid, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Handset insurance revenues are included in postpaid service revenues.

    Branded revenues include postpaid and prepaid revenues, and do not include wholesale (M2M and MVNO), roaming, other service revenues, equipment sales, and other revenues.

4. "Adjusted EBITDA" is a non-GAAP financial measure, which is defined as earnings before interest expense (net of interest income), tax, depreciation, amortization, stock compensation and excludes transactions that are not reflective of T-Mobile's ongoing operating performance. In a capital-intensive industry such as wireless telecommunications, T-Mobile believes Adjusted EBITDA, as well as the associated percentage margin calculation, to be meaningful measures of its operating performance. Adjusted EBITDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. T-Mobile uses Adjusted EBITDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our business by senior management and to compare its performance with that of many of our competitors. T-Mobile believes that net income (loss) is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to Adjusted EBITDA. Adjusted EBITDA excludes transactions that are not reflective of T-Mobile's ongoing operating performance and is detailed in the Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures schedule.

5. Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as Adjusted EBITDA (as described in Note 4 above) divided by service revenues expressed as a percentage.

6. Capital expenditures consist of amounts paid for construction and the purchase of property and equipment.

7. High speed packet access plus (HSPA+ 21 and HSPA+ 42 technologies) offers customers a 4G experience, including data speeds comparable to other 4G network speeds currently available to mobile device users in the United States.

8. Smartphones are defined as UMTS/HSPA/HSPA+ 21/HSPA+ 42/4G LTE enabled converged devices, which integrate voice and data services.

9. Branded Cost Per Gross Addition ("Branded CPGA") is determined by dividing the costs of acquiring new customers, consisting of customer acquisition expenses plus the loss on equipment sales related to acquiring new customers for the specified period, by gross branded customer additions during the period. The loss on equipment sales related to acquiring new customers consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. Additionally, the loss on equipment associated with retaining existing customers is excluded from this measure as Branded CPGA is intended to reflect only the acquisition costs to acquire new customers. Branded CPGA is utilized by our management to evaluate our operating performance.

10. Branded Cost Per User (CPU) is determined by dividing network costs and general and administrative expenses plus the loss on equipment sales unrelated to customer acquisition, by the sum of the average monthly number of branded customers during such period. Additionally, the cost of serving customers includes the costs of providing handset insurance services. Branded CPU is utilized by our management to evaluate our operating performance.

11. Simple Free Cash Flow is defined as Adjusted EBITDA (as described in note 4 above) less cash capital expenditures (as described in Note 6 above). T-Mobile uses Simple Free Cash Flow as a measure of liquidity and an indicator of how much cash is generated from the ordinary course of business operations. It is also used to compare the performance of T-Mobile with that of many of our competitors. Simple free cash flow should not be construed as an alternative to cash flows from operating activities as determined in accordance with GAAP.